# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sezzle Inc., CIK 0001662991
CUSIP: 78435P105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402
Date of event which requires filing of this statement: 03/01/2026
Amends the filing with accession number 0001662991-24-000036
Filed by CIK 0001864990
Persons authorized to receive notices and communications: Charles Youakim, 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402, 651-343-4692

## Reporting persons
- Charles Youakim (CIK 0001864990): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 13,391,009; shared voting power 1,508,454; sole dispositive power 13,391,009; shared dispositive power 1,508,454; aggregate amount beneficially owned 14,899,463 (44.1% of the class)
  Comment: Note to (7), (9), and (11): Includes (i) 13,391,009 shares beneficially owned by the Reporting Person (which number, as of the filing date of this Amendment No. 2 to Schedule 13D, includes 78,948 shares issuable upon the future vesting of currently unvested portions of a restricted stock unit award granted to the Reporting Person), (ii) 111,360 shares issuable upon the exercise of outstanding options held by the Reporting Person that are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 2 to Schedule 13D, and (iii) 947,370 shares owned by Cerro Gordo LLC ("CGL"). The Reporting Person has sole voting and investment power over shares of the issuer held by CGL.
  Note to (8), (10), and (11): Includes 1,508,454 shares of common stock owned by Charles G. Youakim 2020 Irrevocable GST Trust ("2020 Trust").
  Note to (13): Based on 33,801,675 shares of Common Stock outstanding as of February 26, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 26, 2026, plus 111,360 shares purchasable upon the exercise of outstanding options held by the Reporting Person that are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 2 to Schedule 13D.
- Cerro Gordo LLC: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); member of a group; source of funds: personal funds (PF); sole voting power 947,370; shared voting power 0; sole dispositive power 947,370; shared dispositive power 0; aggregate amount beneficially owned 947,370 (2.8% of the class)
  Comment: Note to (13): Based on 33,801,675 shares of Common Stock outstanding as of February 24, 2026, as reported in the Issuer's Form 10-K filed with the SEC on February 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Sezzle Inc.
Address of issuer's principal executive offices: 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota (MN), 55402
Comment:
EXPLANATORY NOTE: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is being filed by the Reporting Persons pursuant to Rule 13d-2(a) under Securities Exchange Act of 1934 to report certain material changes to the Reporting Person's beneficial ownership and arrangements made with respect to the Common Stock of the Issuer since the filing of the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 15, 2024 (the "Original Schedule 13D"), as amended by Amendment No.1 thereto, dated February 11, 2025 (the Original Schedule 13D, together with such Amendment No.1, the "Schedule 13D"). Information contained in the Schedule 13D remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment No. 2. All capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meaning set forth in the Schedule 13D.

Effective March 28, 2025, the Issuer effected a 6-to-1 forward stock split (the "Forward Stock Split"). The amount of securities reported on this Amendment No. 2 and relating to periods prior to the Forward Stock Split have been adjusted to reflect the Forward Stock Split. The amount of securities reported on the Schedule 13D were impacted by the Forward Stock Split, which is taken into account in the number of securities beneficially owned by the Reporting Persons in this Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following disclosure:

As previously disclosed in the Schedule 13D, on July 16, 2024, Mr. Youakim entered into an Oppenheimer Client Agreement (the "Client Agreement") with Oppenheimer & Co., Inc. ("Oppenheimer") that governs a loan made by Oppenheimer to Mr. Youakim in the principal amount of $10,000,000. In connection with such loan, Mr. Youakim entered into a Pledge Agreement with Oppenheimer dated August 22, 2024 (the "Pledge Agreement"), pursuant to which he pledged as collateral 10,323,600 of his shares of Common Stock in favor of Oppenheimer to secure his obligations under the Client Agreement (the "Pledge"). Mr. Youakim's obligations under the Client Agreement are payable upon Oppenheimer's demand.

On March 20, 2025, the Issuer granted Mr. Youakim 12,000 shares of unrestricted Common Stock under the Issuer's 2021 Incentive Plan.

On March 1, 2026, Mr. Youakim entered into a second Pledge Agreement that increased the aggregate principal amount of Mr. Youakim's loan from Oppenheimer to $20,000,000 (the "Additional Pledge Agreement," and together with the Pledge Agreement, the "Pledge Agreements") pursuant to which he pledged as collateral an additional 1,540,000 of his shares of Common Stock in favor of Oppenheimer to secure his loan obligations under his existing Client Agreement (the "Additional Pledge," and together with the Pledge, the "Pledges"). Mr. Youakim's obligations under the Client Agreement remain payable upon Oppenheimer's demand.

The Issuer is not a party to the Client Agreement or the Pledge Agreements. In conjunction with the Pledges, Mr. Youakim has deposited a total of 11,863,600 shares of Common Stock with Oppenheimer. Pursuant to the Pledge Agreements, Mr. Youakim agreed that he will not pledge or otherwise encumber any other shares of Common Stock owned by him during the term of the Pledges without the prior written consent of Oppenheimer, and further agreed that he, his spouse, any relatives living in their household, any trust, estate, corporation or other organization in which such persons own 10% of more, or as to which any such persons serves as trustee, executor, board member or similar capacity, will not sell, transfer or otherwise dispose of any shares of Common Stock without giving prior written notice to Oppenheimer. Upon the occurrence of certain events that are customary for these types of loans, including satisfaction of minimum margin maintenance requirements in accordance with Oppenheimer's internal policy or the rules of any organization or agency to which Oppenheimer is subject, Oppenheimer may exercise its rights to require Mr. Youakim to repay the loan proceeds or post additional collateral, and Oppenheimer may exercise its rights to foreclose on, and dispose of, the pledged shares, in each case, in accordance with the Client Agreement and Pledge Agreements.

The foregoing description of the Pledge Agreements and Client Agreement does not purport to be complete and is qualified in its entirety by reference to the full copies of the Pledge Agreement and Client Agreement incorporated by reference into Exhibits 10.4 and 10.5, respectively, and to the full copy of the Additional Pledge Agreement attached hereto as Exhibit 10.7, and in each case incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The Reporting Persons, collectively, currently beneficially own 14,899,463 shares of Common Stock, which represents 44.08% of the outstanding shares of Common Stock of the Issuer. Such shares include (i) 12,332,279 shares owned by Mr. Youakim individually (which number, as of the filing date of this Amendment No. 2, includes 78,948 shares issuable upon the future vesting of currently unvested portions of the 2023 RSU Grant), (ii) 111,360 shares issuable upon the exercise of outstanding options held by Mr. Youakim, which are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 2, (iii) 947,370 shares owned by CGL, and (iv) 1,508,454 shares owned by Charles G. Youakim 2020 Irrevocable GST Trust ("2020 Trust"). Beneficial ownership is calculated based on 33,801,675 shares of Common Stock outstanding as of February 24, 2026 (as reported in the Issuer's Form 10-K filed with the SEC on February 26, 2026) plus 111,360 shares purchasable upon the exercise of outstanding options held by the Reporting Persons that are currently exercisable or exercisable within 60 days following the filing date of this Amendment No. 2.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented by adding the following disclosure:

Descriptions of all transactions in Common Stock by the Reporting Persons during the 60 days preceding the filing of this Amendment No. 2 are set forth below:

On January 1, 2026, the 2023 RSU Grant held by Mr. Youakim vested with respect to 19,740 shares. Such vested portion was settled by the Issuer through the issuance of 19,740 shares of Common Stock on March 3, 2026, of which 7,185 shares were sold by Mr. Youakim pursuant to broker sell-to-cover transactions for aggregate gross proceeds of $71.3818 that were remitted to the Issuer to satisfy withholding tax obligations.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated as follows:

Except with respect to the 2019 Option Agreement, the 2023 RSU Grants, the 2024 Option Agreement, the Client Agreement and the Pledge Agreements, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated as follows:

Exhibit 10.1: Form of Option Agreement (incorporated by reference to Exhibit 10.5 of the Issuer's Registration Statement on Form 10 filed with the SEC on April 13, 2021) - https://www.sec.gov/Archives/edgar/data/1662991/000121390021021218/ea139393ex10-5_sezzleinc.htm
Exhibit 10.2: Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 of Amendment No.1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 11, 2025) - https://www.sec.gov/Archives/edgar/data/1864990/000166299125000032/xslSCHEDULE_13D_X01/primary_doc.xml
Exhibit 10.3: Form of Option Agreement (incorporated by reference to Exhibit 10.3 of Amendment No.1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 11, 2025) - https://www.sec.gov/Archives/edgar/data/1864990/000166299125000032/xslSCHEDULE_13D_X01/primary_doc.xml
Exhibit 10.4: Pledge Agreement (incorporated by reference to Exhibit 10.4 of Amendment No.1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 11, 2025) - https://www.sec.gov/Archives/edgar/data/1864990/000166299125000032/xslSCHEDULE_13D_X01/primary_doc.xml
Exhibit 10.5: Client Agreement (incorporated by reference to Exhibit 10.5 of Amendment No.1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 11, 2025) - https://www.sec.gov/Archives/edgar/data/1864990/000166299125000032/xslSCHEDULE_13D_X01/primary_doc.xml
Exhibit 10.6: Additional Pledge Agreement (filed herewith)
Exhibit 10.7: Joint Filing Agreement dated February 6, 2024 between the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Original Schedule 13D) - https://www.sec.gov/Archives/edgar/data/1864990/000166299124000036/szl-13dxyouakimx2024x02x15.htm#iea33eb5bba584fdcaee869c527ad405e_94

## Signatures
- Charles Youakim: Charles Youakim, Brady Duane Kafka, as Attorney-in-Fact (03/16/2026)
- Cerro Gordo LLC: Cerro Gordo LLC, Brady Duane Kafka, as Attorney-in-Fact (03/16/2026)